Exhibit 99.4

Execution Version

DATED 12 November 2024

CENTOGENE GMBH

(as Pledgor)

and

GENOMICS INNOVATIONS COMPANY LIMITED

(as Pledgee)

Receivables pledge AGREEMENT

Al-Tatweer Towers, 7th Floor, Tower 1

King Fahad Highway

PO Box 17411

Riyadh 11484, Saudi Arabia

www.lw.com

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

Schedule 1 INITIAL RECEIVABLES	14
Schedule 2 INITIAL RECEIVABLES REGISTRATION INFORMATION	15
Schedule 3 FUTURE RECEIVABLES REGISTRATION INFORMATION	16
Schedule 4 FUTURE RECEIVABLES NOTICE FORM	17

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

PLEDGE AGREEMENT (this “Agreement”) is made on 12 November 2024

BETWEEN

(1)	GENOMICS INNOVATIONS COMPANY LIMITED, a company organized under the laws of the Kingdom of Saudi Arabia with a registered office at Building No. 3936, 6651 Al Nakheel District, 12382 Riyadh, Kingdom of Saudi Arabia (“Pledgee”); and

(2)	CENTOGENE GMBH, a limited liability company incorporated under the laws of Germany, having its registered office at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register at the local court of Rostock under registration no. HRB 14967, (“Pledgor”, together, the “Parties” and each a “Party”).

BACKGROUND

(A)	The Parties have executed a short term loan facility agreement on or about the date of this Agreement (“Loan Agreement”) in connection with the Pledgee granting the Pledgor a loan facility to be disbursed in different advances and to be secured by certain Receivables (as defined below).

(B)	The Pledgor has agreed to enter into this Agreement in order to grant a pledge over the Secured Assets (as defined below) in connection with the facilities made available to the Pledgor in accordance with the Loan Agreement.

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	In this Agreement, unless otherwise defined in this Agreement or unless the context otherwise requires, terms used shall have the following meaning:

“Advances” has the meaning given to it in the Loan Agreement.

“Banking Disputes Committee” means the Committee for the Banking Disputes established in the Kingdom of Saudi Arabia pursuant to High Order No. 729/8 dated 10/07/1407H. (corresponding to 10 March 1987G.), as reorganised pursuant to Royal Order No. 37441 dated 11/08/1433H. (corresponding to 1 July 2012G.) (the “Royal Order 37441”), and the Banking Disputes and Violations Appeal Committee established pursuant to the Royal Order 37441 (comprised of, pursuant to the Royal Decree No. A/24 dated 18/02/1437H. (corresponding to 30 November 2015G.), the First Circuit of the Banking Disputes Committee and the First Circuit of the Banking Disputes and Violations Appeal Committee, each operating under the aegis of the Saudi Arabian Monetary Authority) or any successor forum.

“Commercial Court” means the Commercial Court and any renamed or successor dispute-settlement forum at any time serving as the commercial court system of the Kingdom of Saudi Arabia.

“CPL” means the Commercial Pledge Law issued by Royal Decree no. M/86 dated 08/08/1439H. (corresponding to 24 April 2018G.) approving the Council of Ministers Resolution No. (426) dated 08/08/1439H. (corresponding to 24 April 2018G.) as amended by the Council of Ministers Resolution No. (512) dated 14/08/1441H. (corresponding to 7 April 2020G.) and published in Um Al-Qura on 24/08/1441H. (corresponding to 17 April 2020G.) and as further amended, supplemented or replaced from time to time.

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

“CPL Implementing Regulations” means the implementing regulations of the CPL issued by the Ministerial Resolution No. 43902 dated 10/08/1439H. (corresponding to 26 April 2018G.) and published in Um Al-Qura Issue Number 4723 on 14/08/1439H. (corresponding to 30 April 2018G.) as amended, supplemented or replaced from time to time.

“Disbursement Date” has the meaning given to it in the Loan Agreement.

“Event of Default” has the meaning given to it in the Loan Agreement.

“Final Maturity Date” means the Discharge Date.

“Future Receivables” means such additional amounts (including, without limitation, any Related Right) owing by Saudi Ajal Obligor which shall arise after the date of this Agreement until the Discharge Date, in the sole discretion of the Pledgor, as notified from time to time by the Pledgor to the Pledgee in accordance with the notice form under Schedule 4 (Future Receivables Notice Form).

“Initial Receivables” means as of the date of this Agreement, four million and five hundred thousand Euros (€4,500,000) owing by Saudi Ajal Obligor (including, without limitation, any Related Right) as set out in Schedule 1 (Initial Receivables).

“Initial Secured Amount” has the meaning given to it in Clause 4.1.

“Loan Agreement” has the meaning given to it in Recital (A).

“Moveable Assets Law” means the Security Rights on Moveable Assets Law issued by Royal Decree No. M/94 dated 15/08/1441H. (corresponding to 8 April 2020G.), together with the implementing regulations thereto issued pursuant to the Resolution of the Minister of Commerce dated 19/08/1441H. (corresponding to 12 April 2020G.) in each case as amended, supplemented or replaced from time to time.

“Moveable Assets Implementing Regulations” means the implementing regulations of the Moveable Assets Law issued by the Ministerial Resolution No. 00312 dated 19/08/1441H. (corresponding to 12 April 2020G.) and published in Um Al-Qura on 24/08/1441H. (corresponding to 16 April 2020G.) as amended, supplemented or replaced from time to time.

“Receivable” means the Initial Receivables and each Future Receivables.

“Related Rights” has the meaning given to it in the Loan Agreement.

“Relevant Agreements” means:

(a)	Saudi Ajal Agreements as modified, amended or replaced from time to time; and

(b)	any other agreement relating to the Receivables entered into after the date of this Agreement.

“Saudi Ajal Agreements” means the agreements referred to under Schedule 2 (Receivables And Saudi Ajal Agreements) under the Loan Agreement.

“Saudi Ajal Obligor” means a counterparty to a Saudi Ajal Agreement, including any distributor.

“Secured Assets” means the Receivables owing to the Pledgor under the Saudi Ajal Agreements.

“Security Interest” means each security interest created pursuant to this Agreement on the URRMA in accordance with the provisions of the URRMA, the CPL, the CPL Implementing Regulations, the Moveable Assets Law and the Moveable Assets Implementing Regulations, and “Security Interest” means all of them.

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

“Secured Obligations” means the amount of any Advances which are paid to the Pledgor under the Loan Agreement.

“Security Period” means the period starting on the date of this Agreement and ending on the earlier of:

i) the Transaction Completion; or

ii) the date on which proof has been given to the satisfaction of Pledgee that all the Secured Obligations have been unconditionally and irrevocably paid and/or discharged in full and that no further Secured Obligations are outstanding, and such date shall be referred to as the “Discharge Date” which shall coincide with the Final Maturity Date.

“Transaction Completion” has the meaning given to it in the Loan Agreement.

“Transaction Documents” has the meaning given to it in the Loan Agreement.

“URRMA” means the Unified Registry of Rights on Moveable Assets established in the Kingdom of Saudi Arabia and regulated by the regulations issued pursuant to the resolution of the Minister of Commerce No. 512 dated 14/08/1441H. (corresponding to 7 April 2020G.) and published in Um Al-Qura on 17/08/1441H. (corresponding to 10 April 2020G.), or any other successor entity or forum.

1.2	In the event of any conflict between the provisions of this Agreement and the Loan Agreement, the terms of the Loan Agreement shall prevail.

1.3	In this Agreement, any rights in respect of a Secured Asset includes:

(a)	all amounts and proceeds paid or payable deriving from that Secured Asset;

(b)	all rights to make any demand or claim;

(c)	all powers, remedies, causes of action, security, guarantees and indemnities or covenants for title, in each case, in respect of or derived from that Secured Asset;

(d)	any proceeds of sale, transfer or other disposal, lease, licence, sublicence, or agreement for sale, transfer or other disposal, lease, licence or sublicence, of that Secured Asset;

(e)	any awards or judgments in favour of the Pledgor in relation to that Secured Asset; and

(f)	any other assets deriving from, or relating to, that Secured Asset.

1.4	Commercial Pledge Law and Moveable Assets Law

Pursuant to Article 2(2) of the CPL and the CPL Implementing Regulations, Article 6 of the Moveable Assets Law and Article 8(1) of the Moveable Assets Implementing Regulations:

(a)	the name of the Pledgor is Centogene GMBH, a limited liability company incorporated under the laws of Germany, having its registered office at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register at the local court of Rostock under registration no. HRB 14967. The method of communication with the Pledgor is set out in clause 14 (Notices) of the Loan Agreement;

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

(b)	the description and status of the Secured Assets, as at the date of this Agreement, are set out in the definitions of “Receivables”, “Relevant Agreements” and “Secured Assets”;

(c)	the amount and description of the secured debt, as at the date of this Agreement, are set out in the definition of “Secured Obligations”;

(d)	the maximum amount of the secured debt is set out in Clause 4 (Maximum Amount Secured);

(e)	the estimated maturity date of the secured debt is set out in the definition of “Discharge Date”;

(f)	the period for publication of this Agreement in the URRMA is set out in the definition of “Discharge Date”; and

(g)	the original date of this Agreement is the date stated in the beginning of this Agreement.

2.	Covenant to pay

2.1	Upon the occurrence of an Event of Default which is continuing, the Pledgor shall, on demand of the Pledgee, pay to the Pledgee and discharge and satisfy in full the Secured Obligations when they become due in accordance with the Loan Agreement.

2.2	Notwithstanding anything herein or in the Loan Agreement to the contrary, the Parties acknowledge that the obligations of the Pledgor arising hereunder is limited recourse obligations of the Pledgor, payable solely from the proceeds of enforcement of the Secured Obligations, as applicable and, if the net proceeds of realisation of such security is less than the aggregate amount payable in such circumstances to the Pledgee (such negative amount being referred to in this paragraph 2.2 as a “shortfall”), the Pledgor will be obliged to pay, and/or make available any other assets (if any) of the Pledgor for payment of, such shortfall.

2.3	Notwithstanding anything herein, upon Transaction Completion, this Agreement shall automatically terminate and become null and void.

3.	PLEDGE

As a continuing security for the payment and discharge in full of the Secured Obligations, the Pledgor grants to the Pledgee Security Interests (by way of first ranking Security Interest) as follows:

(a)	An initial Security Interest over the Initial Receivables as at the date of this Agreement;

(b)	A future Security Interest over the Future Receivables, if applicable, as and when provided to the Pledgee in accordance with the Loan Agreement and notified to the Pledgee in accordance with Schedule 4 (Future Receivables Notice Form), in each case, in and to the Secured Assets originated during the Security Period.

4.	Maximum Amount Secured

4.1	As at the date of this Agreement, the initial amount secured by this Agreement is four million and five hundred thousand Euros (EUR 4,500,000) (“Initial Secured Amount”).

4.2	During the Security Period, the maximum amount secured by this Agreement should not exceed fifteen million Euros (15,000,000), which shall include (i) the Initial Secured Amount, along with (ii) an amount corresponding to any additional Secured Obligations.

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

5.	Transaction Receivables

5.1	Consent to Pledgee’s rights

The Pledgor confirms that it will not object to the exercise of any of, the Pledgee’s rights under this Agreement.

5.2	Pledgor still liable

The Pledgee is not obliged to: (a) perform any obligation of the Pledgor; (b) make any payment; (c) make any enquiry as to the nature or sufficiency of any payment received by it or the Pledgor; (d) present or file any claim or take any other action to collect or enforce the payment of any amount to which it or the Pledgor might be entitled under this Agreement, in respect of any Secured Asset; or (e) exercise any rights to which it or the Pledgor may be entitled.

6.	REGISTRATION

6.1	The Pledgor acknowledges and agrees that the registration of the Security Interests shall be undertaken by the Pledgee (or any legal counsel, delegate or other person acting on behalf of the Pledgee) as follows:

(a)	an initial Security Interest, relating to the Initial Receivables as provided for the Secured Obligation, shall be registered by the Pledgee on URRMA as soon as reasonably practicable following the date of this Agreement in accordance with the registration information as set out in Schedule 1 (Initial Receivables Registration Information); and

(b)	a future Security Interest, relating to the Future Receivables as provided for the Secured Obligations, shall be registered by the Pledgee on URRMA as soon as reasonably practicable prior to each Disbursement Date and in accordance with the registration information as set out in Schedule 1 (Future Receivables Registration Information) which shall only be amended to reflect the relevant amount of Secured Obligations under each Future Receivables.

6.2	The Parties agree that the Pledgee (or any legal counsel, delegate or other person acting on behalf of the Pledgee) may make such further registrations or amendments (including without limitation to correct an error or where required to perfect or protect any of the Security Interests created by this Agreement) to registrations relating to such on the URRMA, as the Pledgee considers necessary in connection with the Secured Obligations.

6.3	The Pledgor shall bear all costs incurred in connection with registration or amendment in accordance with Clauses 6.1 and 6.2 above.

6.4	The Pledgor acknowledges and agrees that:

(a)	the Secured Assets constitute assets which may be the subject of Security Interests;

(b)	it has no objection to the registration referred to in Clauses 6.1 and 6.2 above and waives any right it would, but for this paragraph (b), otherwise have to register an objection to such registration; and

(c)	subject to the terms of this Agreement, there will be no limit on the information relating to the Pledgor, this Agreement, the Security Interests created pursuant to this Agreement or the Secured Assets which may be registered on the URRMA.

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

6.5	The Pledgor:

(a)	confirms, for the purpose of the initial registration referred to in Clause 6.1 that the details set out in Schedule 2 (Initial Receivables Registration Information) are correct;

(b)	agrees that the registration referred to in Clause 6.1 above constitutes effective notification of the Security Interests created over the Secured Assets by this Agreement; and

(c)	agrees that, during the Security Period, it will not amend, cancel or remove the registration on the URRMA referred to in Clause 6.1 above.

6.6	The Pledgor undertakes in favour of the Pledgee that it shall provide to the Pledgee:

(a)	promptly upon request by the Pledgee, any further information the Pledgee considers necessary in order to complete the initial registration of the Security Interests; and

(b)	as soon as reasonably practicable upon becoming aware, any updates to such information in order to ensure that the information recorded in the URRMA remains true and correct in all respects at all times.

6.7	Each of the Parties agrees that:

(a)	all information registered on the URRMA in respect of this Agreement can be made public; and

(b)	the notification of registration of the Security Interests on the URRMA can be made by the URRMA to the Parties by using electronic methods.

6.8	The Pledgor waives any:

(a)	right of termination, release, cancellation or abatement of the registration on the URRMA of the Security Interests during the Security Period; and

(b)	right of compensation or indemnification the Pledgor might have against the Pledgee in accordance with under the CPL, the CPL Implementing Regulations, the Moveable Assets Law and the Moveable Assets Implementing Regulations.

7.	Representations And Warranties

In addition to the representations and warranties provided by the Pledgor to the Pledgee under the Loan Agreement, the Pledgor makes the representations and warranties set out in this Clause 7 (Representations and Warranties) to the Pledgee.

7.1	Representations

The Pledgor represents and warrants to the Pledgee that it has the right, power and authority to secure to the Pledgee the Secured Assets in the manner provided in this Agreement.

7.2	Enforceable security

This Agreement constitutes effective security over all and every part of the Secured Assets.

7.3	Security Interest

No Security Interest or other encumbrance exists over the Secured Assets and no third party has any right in, to or over the Secured Assets (save as, in each case, created under this Agreement).

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

7.4	Times for making representations and warranties

The representations set out in this Clause 7 (Representations and Warranties) are made by the Pledgor on the date of this Agreement and shall be deemed to be repeated, by reference to the facts and circumstances then existing, on each date when the relevant representations are deemed to be made pursuant to the Loan Agreement at every Disbursement Date.

8.	Powers of the Pledgee

8.1	Power to remedy

(a)	Upon the occurrence of an Event of Default which is continuing, by prior written notice to the Pledgor, the Pledgee shall be entitled (but shall not be obliged) to remedy, at any time, a breach by the Pledgor of any of its obligations contained in this Agreement.

(b)	The Pledgor irrevocably authorises the Pledgee and its agents to do all things that the Pledgee determines are necessary for that purpose.

(c)	The Pledgor shall reimburse the Pledgee, on a full indemnity basis, for any monies the Pledgee reasonably expends in remedying a breach by the Pledgor of its obligations contained in this Agreement.

8.2	Exercise of rights

(a)	The rights of the Pledgee under Clause 8.1 (Power to remedy) are without prejudice to any other rights of the Pledgee under this Agreement.

(b)	The exercise of any rights of the Pledgee under this Agreement shall not make the Pledgee liable to account as a mortgagee in possession or for any loss on realisation or enforcement of rights under this Agreement, or for any default or omission for which a mortgagee in possession might be liable.

8.3	No duties

The Pledgee shall not, in respect of any of the Secured Assets, have any duty or incur any liability for:

(a)	ascertaining or taking action in respect of any calls, instalments, conversions, exchanges, maturities, tenders or other matters relating to any Secured Assets or the nature or sufficiency of any payment whether or not the Pledgee has or is deemed to have knowledge of such matters; or

(b)	taking any steps to preserve rights against prior parties or any other rights relating to any of the Secured Assets.

9.	When Security Becomes Enforceable

The security constituted by this Agreement shall become immediately enforceable upon prior written notice to the Pledgor, in accordance with Clause 5.3 (Receivables Pledge Agreement Enforceability) under the Loan Agreement.

10.	ENFORCEMENT OF SECURITY

10.1	Enforcement

After the security constituted by this Agreement has become enforceable under Clause 9 (When Security becomes enforceable) of this Agreement, the Pledgee may, in its absolute discretion and without notice or further demand (and without having to obtain a court order), enforce all or any part of that security at the times, in the manner and on the terms it thinks fit, including to:

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

(a)	exercise all the rights and remedies given to it by any applicable law, including under Article 23 of the Moveable Assets Law;

(b)	demand, collect, recover and give a good discharge for any monies or claims forming part of, or arising in relation to, the Secured Assets;

(c)	exercise in relation to the Secured Assets all such rights as the Pledgor would have in respect of the Secured Assets but for the existence of this Agreement;

(d)	takeover, institute, commence, defend or submit to arbitration (in its name or that of the Pledgor) any claims or proceedings in relation to or affecting all or any of the Secured Assets and to settle, discharge, compound, release or compromise any claims, questions or disputes in respect of the Secured Assets;

(e)	apply, set off, transfer or assign all or any part of the Secured Assets in discharge of the Secured Obligations (in full or in part);

(f)	appropriate or acquire all or any part of the Secured Assets, sell or otherwise dispose of all or any part of the Secured Assets, apply, transfer or set-off all or any part of the Secured Assets, in each case without reference to the court and in accordance with the CPL, the CPL Implementing Regulations, the Moveable Assets Law, the Moveable Assets Implementing Regulations; and/or

(g)	execute and do all such acts, agreements, instruments, documents and things as the Pledgee may consider necessary for or in relation to any of the above.

10.2	Rights at law or otherwise

Clause 10.1 (Enforcement) is in addition to (and is not in any way prejudiced by) any other remedy which the Pledgee may have at law, contract or otherwise.

10.3	Protection of third parties

No person dealing with the Pledgee as a consequence of the exercise by or on behalf of the Pledgee of any right or remedy arising under or pursuant to this Agreement or at law shall be concerned to enquire:

(a)	whether any of the Secured Obligations have become due or payable, or remain unpaid or undischarged;

(b)	whether any power the Pledgee is purporting to exercise has become exercisable or is being properly exercised; or

(c)	how any money paid to the Pledgee is to be applied.

10.4	Conclusive discharge to purchasers

The receipt of the Pledgee shall be a conclusive discharge to a purchaser and, in making any sale or other disposal of any of the Secured Assets or in making any acquisition in the exercise of their respective powers, the Pledgee may do so for any consideration, in any manner and on any terms that it thinks fit.

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

10.5	No liability

The Pledgee (or any nominee, attorney or agent appointed by the Pledgee) shall not be liable in any way (whether as mortgagee in possession or otherwise) to the Pledgor or any other person by reason of the taking of, or any delay or failure to take, any action by it that is permitted or contemplated by this Agreement or by law except in the case of its own gross negligence or wilful misconduct.

11.	Other Provisions

11.1	Independent security

This Agreement shall be in addition to, and independent of, any other security or guarantee that the Pledgee may hold for any of the Secured Obligations at any time. No prior security held by the Pledgee over the whole or any part of the Secured Assets shall merge in the security created by this Agreement.

11.2	Continuing security

This Agreement shall remain in full force and effect as a continuing security for the Secured Obligations, despite any settlement of account, or intermediate payment, or other matter or thing.

11.3	Discharge conditional

Any release, discharge or settlement between the Pledgor and the Pledgee shall be deemed conditional on no payment or security received by the Pledgee in respect of the Secured Obligations being avoided, reduced or ordered to be refunded under any law relating to insolvency, bankruptcy, winding up, administration, receivership or otherwise. Despite any such release, discharge or settlement:

(a)	the Pledgee or its nominee may retain this Agreement and the Security Interest created by or under it, including all certificates and documents relating to the whole or any part of the Secured Assets, for any period that the Pledgee deems necessary to provide the Pledgee with security against any such avoidance, reduction or order for refund; and

(b)	the Pledgee may recover the value or amount of such security or payment from the Pledgor subsequently as if the release, discharge or settlement had not occurred.

12.	Delegation

12.1	Delegation

The Pledgee may delegate by proxy or power of attorney or in any other manner to any person any right, power, authority or discretion conferred on it by this Agreement.

12.2	Terms

The Pledgee may delegate on any terms and conditions (including the power to sub-delegate) that it thinks fit.

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

13.	Power of Attorney

13.1	Appointment of attorney

The Pledgor irrevocably appoints the Pledgee to be the attorney of the Pledgor and, in its name, on its behalf and as its act and deed, to (upon the occurrence of an Event of Default which is continuing) execute any documents and do any acts and things that:

(a)	the Pledgor is required to execute and do under this Agreement (but has not done when required to do so under this Agreement within fifteen (15) Business Days of notification by the Pledgee to the Pledgor); or

(b)	any of the rights, powers, authorities and discretions conferred by this Agreement or by law on the Pledgee.

13.2	Ratification of acts of attorneys

The Pledgor ratifies and confirms, and agrees to ratify and confirm, anything that any of its attorneys may do in the proper and lawful exercise, of all or any of the rights, powers, authorities and discretions referred to in Clause 13.1 (Appointment of attorney).

14.	Release

Subject to Clause 10 (Enforcement of Security) and Clause 11.3 (Discharge conditional), at the end of the Security Period, the Pledgee shall, at the request and cost of the Pledgor, take whatever action is necessary to release the Secured Assets from the security constituted by this Agreement (including the cancellation of the Security Interest) and discharge and deliver to the Pledgor the Secured Assets pledged to the Pledgee pursuant to this Agreement and reassign, re-transfer to the Pledgor all right, interest and title of the Pledgee in and to the Secured Assets.

15.	Effectiveness of Security

The Pledgor waives any right it may have to require the Pledgee to enforce any security or other right, or claim any payment from, or otherwise proceed against, any other person before enforcing this Agreement against the Pledgor.

16.	Assignment and Transfer

16.1	Assignment by the Pledgee

(a)	At any time, without the consent of the Pledgor, the Pledgee may assign any of its rights, or transfer by novation any of its rights and obligations under this Agreement to such person(s) to whom, and at the same time as, it transfers its corresponding rights and obligations under, and in accordance with, the Loan Agreement.

(b)	Subject to any restrictions or conditions set out in the Transaction Documents, the Pledgee may disclose to any actual or proposed assignee or transferee any information in its possession that relates to the Pledgor, the Secured Assets and this Agreement that the Pledgee (acting reasonably) considers appropriate.

16.2	Assignment by the Pledgor

The Pledgor may not assign any of its rights, or transfer by novation any of its rights or obligations, under this Agreement.

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

17.	Third Party Rights

(a)	A person who is not a Party to this Agreement has no right to enforce any term of, or enjoy any benefit under, this Agreement.

(b)	The consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

18.	EXPENSES

(a)	The Pledgor shall pay or discharge all legal fees and other liabilities properly and reasonably incurred by the Pledgee (including any applicable taxation) in relation to the preparation and execution of, the exercise of its powers and the performance of its duties under, and in any other manner in relation to, this Agreement, including, but not limited to, legal and travelling expenses and any stamp, issue, registration, documentary and other taxes or duties paid or payable by the Pledgee in connection with any legal proceedings brought or reasonably contemplated by the Pledgee against the Pledgor or any other person for enforcing or resolving any doubt or for any other purpose in relation to any obligations under this Agreement and all costs and expenses (including legal fees) properly incurred by the Pledgee in responding to, evaluating, negotiating or complying with any amendment request or requirement or in connection with the enforcement of or the preservation of any rights under this Agreement and the Secured Assets and any proceedings instituted by or against the Pledgee as a consequence of taking or holding the Secured Assets or enforcing these rights.

(b)	All liabilities incurred and payments made to or by the Pledgee in the lawful exercise of the powers conferred upon it by this Agreement shall be payable by the Pledgor on demand.

19.	INDEMNITY

(a)	The Pledgor shall promptly indemnify the Pledgee against any actual cost, loss or liability properly incurred by any of them as a result of:

(i)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine and appropriately authorised;

(ii)	the taking, holding, protection or enforcement of the Secured Assets;

(iii)	the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Pledgee by this Agreement or by law;

(iv)	any default by the Pledgor in the performance of any of the obligations expressed to be assumed by it in this Agreement;

(v)	instructing lawyers, accountants, tax advisers, surveyors, a financial adviser or other professional advisers or experts as permitted under this Agreement; or

(vi)	acting as Pledgee under the this Agreement or which otherwise relates to any of the Secured Assets (otherwise, in each case, than by reason of the relevant Pledgee’s gross negligence, wilful misconduct or fraud).

(b)	The Pledgee may indemnify itself out of the Secured Assets in respect of, and pay and retain, all sums necessary to give effect to the indemnity in paragraph (a) above and shall have a lien on the Secured Assets and the proceeds of the enforcement of the Secured Assets for all monies payable to it.

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

(c)	The Pledgor hereby further undertakes to the Pledgee that all monies payable by the Pledgor to the Pledgee under this Agreement shall be made without set-off, counterclaim, deduction or withholding unless compelled by law in which event the Pledgor will pay such additional amounts as will result in the receipt by the Pledgee of the amounts which would otherwise have been payable by the Pledgor to the Pledgee under this Agreement in the absence of any such set-off, counterclaim, deduction or withholding.

(d)	This clause shall continue in full force and effect notwithstanding such discharge or termination of this Agreement or the resignation or removal of the Pledgee.

20.	further assurance

The Pledgor must, at its own expense, take whatever action the Pledgee may require for: (a) creating, perfecting or protecting (including by way of amendment to the registration particulars of) of the Security Interest; or (b) facilitating the realisation of the Secured Assets, or the exercise of any right, power or discretion exercisable, by the Pledgee in respect of the Secured Assets.

21.	No Partnership or Agency

Nothing in this Agreement shall be deemed to constitute a partnership between the parties or constitute either Party the agent of the other Party.

22.	Non-Reliance

Each Party agrees and acknowledges that, in entering into this Agreement:

(a)	it is not relying on any representation, warranty or undertaking not expressly incorporated in it;

(b)	it is sophisticated and knowledgeable in the matters contained in this Agreement and has acted in their own interests; and

(c)	it has been represented by its own legal counsel.

23.	Counterparts

This Agreement may be entered into in any number of counterparts, and this has the same effect as if the signatures were on a single copy of this Agreement. Electronic signatures shall be valid and binding to the same extent as original signatures.

24.	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by the laws of the Kingdom of Saudi Arabia.

25.	Dispute Resolution

25.1	Jurisdiction in the Kingdom of Saudi Arabia

Subject to Clause 25.2 (Appropriate Forum) below, the Pledgor irrevocably agrees for the benefit of the Pledgee that the Banking Disputes Committee shall have exclusive jurisdiction to hear any dispute arising out of or relating to this Agreement.

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

25.2	Appropriate Forum

(a)	The Pledgor agrees for the benefit of the Pledgee that the Banking Disputes Committee or, if so required by the terms of the CPL and the Moveable Assets Law in connection with the enforcement of the security constituted under this Agreement, the Commercial Court and, following its assumption of the relevant responsibilities of the Commercial Court, the Enforcement Department of the General Courts, shall have jurisdiction to hear and determine any suit, action or proceedings arising out of or in connection with this Agreement and for that purpose irrevocably submits to the non-exclusive jurisdiction of the Banking Disputes Committee, the Commercial Court and the Enforcement Department of the General Courts.

(b)	The submission of the Pledgor to the jurisdiction of the Banking Disputes Committee, the Commercial Court and the Enforcement Department of the General Courts shall not (and shall not be construed so as to) limit the right of the Pledgee to bring proceedings against the Pledgor in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdiction(s) preclude the taking of proceedings in any other jurisdiction, whether concurrently or not. The Pledgor irrevocably and unconditionally agrees to refrain from invoking the jurisdiction of the Banking Disputes Committee, the Commercial Court and the Enforcement Department of the General Courts in the event that the Pledgee has exercised its right to take proceedings against the Pledgor in any other court of competent jurisdiction.

This Agreement has been entered into on the date stated at the beginning.

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

Schedule 1
INITIAL RECEIVABLES

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

Schedule 2
INITIAL RECEIVABLES REGISTRATION INFORMATION

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

Schedule 3
FUTURE RECEIVABLES REGISTRATION INFORMATION

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

Schedule 4
FUTURE RECEIVABLES NOTICE FORM

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

SIGNATURE PAGE

IN WITNESS WHEREOF, this Agreement has been signed by the duly authorized representatives of the Parties on the date first above written.

as Pledgor

Signed for and on behalf of

CENTOGENE GMBH

By:	/s/ Dr. Peter Bauer

Name:	Dr. Peter Bauer

Title:	Chief Medical and Genomic Officer

Date:

By:	/s/ Thomas Wiedermann

Name:	Thomas Wiedermann

Title:	Chief Restructuring Officer

Date:

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited

The Pledgee

Signed for and on behalf of

GENOMICS INNOVATIONS COMPANY LIMITED

By:	/s/ Jeremy Panacheril

Name:	Jeremy Panacheril

Title:	Chairman

Date:

Execution Version of the Recievables Pledge Agreement between Centogene GMBH and Genomics Innovations Company Limited